Mail Stop 4561

January 29, 2009

Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70, Floor C27
D-60486 Frankfurt am Main
Federal Republic of Germany

RE: Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 26, 2008
File No. 1-15242

Dear Mr. Krause,

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant